EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BioRestorative Therapies, Inc. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-231079) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 29, 2019 with respect to our audits of the consolidated financial statements of BioRestorative Therapies, Inc. and Subsidiary as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

September 6, 2019